UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the month of May 2018

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street

Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

Intec Pharma Ltd. (the “Company”) hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Company’s annual general meeting of the shareholders to be held on June 28, 2018, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	A Proxy Card whereby holders of Company’s shares may vote at the meeting without attending in person.

The Notice and Proxy Statement (Exhibit 99.1) is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-209700, 333-212801 and 333-222217).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer

Date: May 23, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice and Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on June 28, 2018.
99.2	Proxy card for the Annual General Meeting of Shareholders of the Company to be held on June 28, 2018.